Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
AXONICS, INC.
a Delaware corporation

Axonics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), certifies that:

FIRST: The Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation of the Corporation filed with the Delaware Secretary of State on November 1, 2018 (as amended to date, the “Certificate of Incorporation”), directing that said amendment be submitted to the stockholders of the Corporation for consideration. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the second sentence of Article IV, Section A of the Certificate of Incorporation be amended and restated to read in its entirety as follows:

“The total number of shares which the Corporation is authorized to issue is Eighty Five Million (85,000,000) shares, of which Seventy Five Million (75,000,000) shares shall be Common Stock, par value $0.0001 per share, and Ten Million (10,000,000) shares shall be Preferred Stock, par value $0.0001 per share.”

RESOLVED FURTHER, that Article V, Section B of the Certificate of Incorporation be amended and restated to read in its entirety as follows:

“In addition to the amendment of the Bylaws by the Board of Directors pursuant to Section A of this Article V and the General Corporation Law, the stockholders of the Corporation also may amend the Bylaws; provided, however, the stockholders may not adopt, amend, alter or repeal the Bylaws of the Corporation, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by this Restated Certificate, as may be amended from time to time, the General Corporation Law or a Preferred Stock Designation, by the affirmative vote of the holders of at least a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon.”

RESOLVED FURTHER, that Article X of the Certificate of Incorporation be amended and restated to read in its entirety as follows:

“The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding any other provision of this Restated Certificate or applicable law and in addition to any affirmative vote of the holders of any particular class of stock of the Corporation required by applicable law or by a Preferred Stock Designation or this Restated Certificate, as may be amended from time to time, the affirmative vote of the holders of at least a majority of the voting power of the shares of the then outstanding stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to amend, repeal, or adopt any provisions of this Restated Certificate.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware and the Amended and Restated Bylaws of the Corporation, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be executed this 31st day of May, 2022.

By:	/s/ Raymond W. Cohen
Name: Raymond W. Cohen
Title: Chief Executive Officer